

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2021

Jim Purcell
Chief Financial Officer
ESports Technologies, Inc.
720 South 7th Street, 3rd Floor
Las Vegas, NV 89101

> **Re: ESports Technologies, Inc.**
> **Amended Registration Statement on Form S-1**
> **Filed April 12, 2021**
> **File No. 333-254068**

Dear Mr. Purcell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Registration Statement filed on April 12, 2021

Future Products and Services, page 36

1. Please revise to describe how marketing support will be provided and the nature of such support.

General

2. We note your response to prior comment 4. Please add a risk factor discussing the risk to your company and its operations that your platform, which is currently under development, may be deemed a secondary market or alternative trading system.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551-3335 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Cavas Pavri